UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2023
Commission File Number 333-262328

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

This report contains Sands China Ltd.’s (the “Company”) announcement, dated February 7, 2023, that a meeting of the Board of Directors of the Company will be held on February 17, 2023 (Hong Kong time) to, among other things, review and approve the announcement of the Company’s annual results for the year ended December 31, 2022 for publication.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, dated February 7, 2023, entitled “Date of Board Meeting.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: February 7, 2023	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary